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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 5)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               JARDEN CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   471109 10 8
                                 (CUSIP Number)

                             SCOTT A. ARENARE, ESQ.
                      MANAGING DIRECTOR AND GENERAL COUNSEL
                               WARBURG PINCUS LLC
                              466 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 878-0600
                       ----------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices of Communication)
                       ----------------------------------

                                 With a copy to:
                           ANDREW R. BROWNSTEIN, ESQ.
                               DAVID M. SILK, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

                                  JUNE 8, 2006
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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


--------------------------                            --------------------------
CUSIP No. (471109 10 8)           SCHEDULE 13D           (Page 2 of 10 Pages)
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         Warburg Pincus Private Equity VIII, L.P.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         I.R.S. Identification No. 13-4161869
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------- -----------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0
       NUMBER OF         ------ ------------------------------------------------
        SHARES             8    SHARED VOTING POWER
     BENEFICIALLY               3,256,378 (see Items 4 and 5)
       OWNED BY          ------ ------------------------------------------------
         EACH              9    SOLE DISPOSITIVE POWER
       REPORTING                0
      PERSON WITH        ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                14,589,922 (see Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,589,922 (see Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
         22.0% (see Item 5)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

** This percentage is based upon the number of Shares issued and outstanding as of April 28, 2006, as set forth in Jarden Corporation's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2006.

--------------------------                            --------------------------
CUSIP No. (471109 10 8)           SCHEDULE 13D           (Page 3 of 10 Pages)
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         Warburg Pincus Partners LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         I.R.S. Identification No. 13-6358475
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
         N/A
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------- -----------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0
       NUMBER OF         ------ ------------------------------------------------
        SHARES             8    SHARED VOTING POWER
     BENEFICIALLY               3,256,378 (see Items 4 and 5)
       OWNED BY          ------ ------------------------------------------------
         EACH              9    SOLE DISPOSITIVE POWER
       REPORTING                0
      PERSON WITH        ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                14,589,922 (see Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,589,922 (see Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
         22.0% (see Item 5)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         OO
-------- -----------------------------------------------------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

** This percentage is based upon the number of Shares issued and outstanding as of April 28, 2006, as set forth in Jarden Corporation's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2006.

--------------------------                            --------------------------
CUSIP No. (471109 10 8)           SCHEDULE 13D           (Page 4 of 10 Pages)
--------------------------                            --------------------------


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         Warburg Pincus & Co.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         I.R.S. Identification No. 13-6358475
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
         N/A
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------- -----------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0
       NUMBER OF         ------ ------------------------------------------------
        SHARES             8    SHARED VOTING POWER
     BENEFICIALLY               3,256,378 (see Items 4 and 5)
       OWNED BY          ------ ------------------------------------------------
         EACH              9    SOLE DISPOSITIVE POWER
       REPORTING                0
      PERSON WITH        ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                14,589,922 (see Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,589,922 (see Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.0% (see Item 5)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
-------- -----------------------------------------------------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

** This percentage is based upon the number of Shares issued and outstanding as of April 28, 2006, as set forth in Jarden Corporation's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2006.

--------------------------                            --------------------------
CUSIP No. (471109 10 8)           SCHEDULE 13D           (Page 5 of 10 Pages)
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         Warburg Pincus LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         I.R.S. Identification No. 13-3536050
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
         N/A
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------- -----------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0
       NUMBER OF         ------ ------------------------------------------------
        SHARES             8    SHARED VOTING POWER
     BENEFICIALLY               3,256,378 (see Items 4 and 5)
       OWNED BY          ------ ------------------------------------------------
         EACH              9    SOLE DISPOSITIVE POWER
       REPORTING                0
      PERSON WITH        ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                14,589,922 (see Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,589,922 (see Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
         22.0% (see Item 5)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         OO
-------- -----------------------------------------------------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

** This percentage is based upon the number of Shares issued and outstanding as of April 28, 2006, as set forth in Jarden Corporation's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2006.

         This Amendment No. 5 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D, as previously amended (the "Schedule 13D"), of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus Partners LLC, a New York limited liability company ("WPP LLC"), Warburg Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WP VIII, WPP LLC and WP, the "Reporting Entities"). The holdings of the Reporting Entities indicated in this Schedule 13D include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I ("WPNPE VIII I") and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII", and together with WP VIII and WPNPE VIII I, the "Investors"). WP, WPP LLC, WP LLC and the Investors are referred to in this Amendment as the "Group Members." This Schedule 13D relates to the common shares, par value $0.01, of Jarden Corporation, a Delaware corporation (the "Company").

         The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Unless set forth below, all previous items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D and any amendments thereto.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended and supplemented by adding the following thereto:

         "On June 8, 2006, the Investors entered into a Voting Trust Agreement, dated June 8, 2006 (the "Voting Trust Agreement"), with Martin E. Franklin, as trustee (the "Trustee"), pursuant to which the Investors vested Mr. Franklin with the sole power to vote (i) 11,333,544 shares of Common Stock held by the Investors (which represent the number of shares of Common Stock in excess of 4.9% of the Company's outstanding shares of Common Stock as of April 28, 2006),
(ii) all additional shares of Common Stock that may be issued in respect of such shares, and (iii) all other shares of capital stock of the Company acquired by any of the Investors during the term of the Voting Trust Agreement pursuant to the Purchase Agreement, dated as of September 19, 2005, between WP VIII and the Company ((i), (ii) and (iii) together, the "Shares"). The Voting Trust Agreement provides the Trustee with full discretion as to how to vote the Shares as the Trustee deems proper on all matters that may be submitted to the stockholders of the Company whether at an annual or special meeting of stockholders (and whether or not adjourned or postponed) and to execute stockholders' consents at every annual and special meeting of stockholders of the Company and in any and all proceedings wherein the vote or consent of such stockholders may be required or authorized and to vote upon any and all questions arising thereat. The Investors also revoked all other proxies and powers of attorney with respect to the Shares that may have been appointed or granted. The parties have entered into the Voting Trust Agreement in connection with compliance with certain gaming laws applicable to a subsidiary of the Company.

         The Investors also agreed to enter into a separate custodial agreement with Merrill Lynch or one of its affiliates pursuant to which the Investors would deposit the Shares into a custodial account. Under the Voting Trust Agreement, the Investors retain the right to receive and distribute any and all dividends declared on the Shares that are not in the form of shares of Common Stock. The Voting Trust Agreement does not provide the Trustee with any other rights than the voting rights described above. The Voting Trust Agreement does not restrict the Investors' ability to transfer the Shares, and the terms of the Voting Trust Agreement will not apply to any Shares transferred. The Voting Trust Agreement may be terminated by any of the parties on ten calendar days written notice, and will terminate automatically at such time as the Investors in the aggregate own less than 5% of the then outstanding shares of Common Stock, including the Shares.

         The foregoing description of the Voting Trust Agreement is qualified by reference to the actual terms of the Voting Trust Agreement, a copy of which is filed herewith as Exhibit 7 and is incorporated herein by reference."


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(b) is hereby amended and restated in its entirety as follows:

         "(b)   Due to their respective relationship with each other, as of June
8, 2006, each Group Member may be deemed to share with each other the power to vote 3,256,378 shares of Common Stock and the power to dispose of or to direct the disposition of 14,589,922 shares of Common Stock. As noted in Item 4 of this
Schedule 13D, 11,333,544 shares of Common Stock beneficially owned by the Group Members is subject to a Voting Trust Agreement, pursuant to which the Trustee has the sole power to vote such 11,333,544 shares of Common Stock (as well as all additional shares of Common Stock that may be issued in respect of such shares). The Voting Trust Agreement, however, does not restrict the Investors' ability to transfer the Shares, and the terms of the Voting Trust Agreement will not apply to any Shares so transferred. In addition, the Voting Trust Agreement may be terminated by any of the parties on ten calendar days written notice, and will terminate automatically at such time as the Investors in the aggregate own less than 5% of the then outstanding shares of Common Stock, including the Shares."

         Item 5(c) is hereby amended and supplemented by adding the following thereto:

         "(c)   The information contained in Item 4 is incorporated herein by reference."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented by adding the following thereto:

         "The information contained in Item 4 is incorporated herein by reference."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and supplemented by adding the following thereto:

         "7. Voting Trust Agreement, dated as of June 8, 2006, by and among Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I, C.V., Warburg Pincus Germany Private Equity VIII, K.G. and Martin E. Franklin"

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:     June 8, 2006

                                        WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                        By: Warburg Pincus Partners LLC,
                                             its General Partner

                                        By: Warburg Pincus & Co.,
                                             its Managing Member

                                        By:    /s/ Scott A. Arenare
                                            ------------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


                                        WARBURG PINCUS PARTNERS LLC

                                        By: Warburg Pincus & Co.,
                                             its Managing Member

                                        By:    /s/ Scott A. Arenare
                                            ------------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


                                        WARBURG PINCUS & CO.

                                        By:    /s/ Scott A. Arenare
                                            ------------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


                                        WARBURG PINCUS LLC

                                        By:    /s/ Scott A. Arenare
                                            ------------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Managing Director

                                INDEX OF EXHIBITS

1. Joint Filing Agreement, dated as of June 14, 2005, by and among Warburg Pincus Private Equity VIII, L.P.; Warburg Pincus & Co.; and Warburg Pincus LLC (filed previously)

2. Purchase Agreement, dated as of September 19, 2004, by and between Jarden Corporation and Warburg Pincus Private Equity VIII, L.P. (incorporated in this Schedule 13D by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Jarden Corporation on September 23,
         2004)

3. Form of Certificate of Designations, Preferences and Rights of Series B Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Jarden Corporation on September 23,
         2004)

4. Form of Certificate of Designations, Preferences and Rights of Series C Mandatory Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit
         10.4 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

5. Assignment and Joinder Agreement, dated October 8, 2004, by and among Jarden Corporation, Catterton Partners V, L.P., Catterton Partners V Offshore, L.P., Catterton Coinvest I, L.L.C., Warburg Pincus Netherlands Private Equity VIII C.V. I, Warburg Pincus Netherlands Private Equity VIII C.V. II, Warburg Pincus Germany Private Equity VIII KG and Warburg Pincus Private Equity VIII, L.P. (filed previously)

6. Escrow Agreement, dated as of October 8, 2004, by and among Jarden Corporation, Warburg Pincus Private Equity VIII, L.P. and National City Bank, a national banking association, as escrow agent. (filed previously)

7. Voting Trust Agreement, dated as of June 8, 2006, by and among Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I, C.V., Warburg Pincus Germany Private Equity VIII, K.G. and Martin E. Franklin